Exhibit 99.1

ELBIT IMAGING ANNOUNCES RECEIPT OF
AN ACCELERATION NOTICE FROM BANK HAPOALIM

Tel Aviv, Israel, June 6, 2013, Elbit Imaging Ltd. ("EI" or the "Company") (TASE, NASDAQ: EMITF) announced today, that on June 5, 2013 it has received a letter from Bank Hapoalim B.M. (the "Bank"), demanding repayment within seven days of the outstanding balance of approximately $58.15 million (approximately NIS 213.47 million) due primarily under the loans made by the Bank to the Company (the "Loans"), without prejudicing its right under any other loan facility to which the Company is a party as a guarantor or otherwise. The Bank stated that it was taking this action in light of the Company's alleged breaches under the Loans, including, inter alia, non-payment to the Bank on March 31, 2013 of approximately $14.5 million, failure to satisfy certain financial covenants under the Loans, adverse change in the financial status of the Company etc. In addition, the Bank has stated that it had offset a deposit in the amount of approximately $7.9 million in the Bank's accounts against the Loans. The Bank has also notified the Company that should such repayment will not be made within seven days, the Bank will be entitled to take all actions necessary in order to protect its rights and collect the amounts due to it under the Loans, including by means of exercising of its collaterals against the Company.

In this respect it should be noted that the Bank holds a first ranking fixed pledge and charge over approximately 86 million shares (~29%) of Plaza Centers N.V., 100% of the shares of Elbit Fashion Ltd. ("Elbit Fashion") and the aforementioned deposit (that was collected under the forfeiture as aforesaid), as well as an assignment by way of pledge over certain future receivables at the amount of approximately Euro 9.3 million. In addition, the Bank is a secured creditor of the Company's subsidiaries Astrid Plaza N.V. and Elbit Fashion. For further detail see Item 5 (Operating And Financial Review And Prospects) paragraph B (Liquidity and Capital Resources) of our annual report on Form 20-F for the fiscal year ended December 31, 2012, under the caption “Other Loans”.

The Company denies the Bank's aforementioned rights and intends to vigorously reject and defend such claims and demands.

About Elbit Imaging Ltd.

Elbit Imaging Ltd. operates in the following principal fields of business: (i) Commercial and Entertainment Centers - Initiation, construction and sale of shopping and entertainment centers and other mixed-use real property projects, predominantly in the retail sector, located in Central and Eastern Europe and in India, primarily through its subsidiary Plaza Centers N.V. In certain circumstances and depending on market conditions, the Company operate and manage commercial and entertainment centers prior to their sale; (ii) Hotels - Hotel operation and management; (iii) Medical Industries - (a) research and development, production and marketing of magnetic resonance imaging guided focused ultrasound treatment equipment and (b) development of stem cell population expansion technologies and stem cell therapy products for transplantation and regenerative medicine; (iv) Residential Projects - Initiation, construction and sale of residential projects and other mixed-use real property projects, predominately residential, located primarily in India; and (v) Fashion Apparel - Distribution and marketing of fashion apparel and accessories in Israel.

Elbit Imaging Ltd.
8 Kinneret Street, Bnei Brak 51261, Israel
Tel: +972-3-608-6000  Fax: +972-3-608-6054

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995

Any forward-looking statements in our releases include statements regarding the intent, belief or current expectations of Elbit Imaging Ltd. and our management about our business, financial condition, results of operations, and our relationship with our employees and the condition of our properties. Words such as “believe,” "would," “expect,” “intend,” “estimate” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Actual results may differ materially from those projected, expressed or implied in the forward-looking statements as a result of various factors including, without limitation, the risk that the proposed arrangement of the Company's unsecured financial debt (the "Arrangement") will not be approved by all the applicable stakeholders of the Company, the Tel Aviv District Court or others, that challenges by third parties or other events outside the control of the Company could delay the implementation of the Arrangement and result in its termination, and the factors set forth in our filings with the Securities and Exchange Commission including, without limitation, Item 3.D of our annual report on Form 20-F for the fiscal year ended December 31, 2012, under the caption “Risk Factors.” Any forward-looking statements contained in our releases speak only as of the date of such release, and we caution existing and prospective investors not to place undue reliance on such statements. Such forward-looking statements do not purport to be predictions of future events or circumstances, and therefore, there can be no assurance that any forward-looking statement contained in our releases will prove to be accurate. We undertake no obligation to update or revise any forward-looking statements.

For Further Information:

Company Contact:	Investor Contact:
Shimon Yitzhaki	Mor Dagan
Chairman of the Board of Directors	Investor Relations
Tel: +972-3-608-6048	Tel: +972-3-516-7620
shimony@elbitimaging.com	mor@km-ir.co.il